Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces New Board Directors

And Committee Changes

BEIJING, April 14, 2016 -- Xinyuan Real Estate Co., Ltd. ("Xinyuan") (NYSE: XIN), an NYSE-listed real estate developer and property manager primarily in China and recently in other countries, today appointed two new directors.

Mr. Guangrui “Aaron” Xiao was appointed as Executive Director of Xinyuan and a member of the Nominating and Corporate Governance Committee. Mr. Xiao brings near fifteen years of experience in China's real estate industry. Prior to joining Xinyuan, Mr. Xiao was the President of Yongxinhua Holding Co., Ltd, a large real estate developer in China and overseas markets. Before joining Yongxinhua, he held progressive positions including vice president at Dalian Wanda Group Co., Ltd., one of China's largest commercial property companies, for approximately fourteen years.

Mr. Huaiyu “George” Liu was appointed as Executive Director of Xinyuan and a member of the Investment Committee. Mr. Liu was appointed as Chief Financial Officer of Xinyuan in April 2015 and has made significant contributions to the business since joining the Company. Mr. Liu possesses over ten years of experience in China's real estate industry. Before joining Xinyuan, he served as Chief Financial Officer at Savills Asia Pacific since 2011. Savills Asia Pacific is part of Savills (LSE: SVS), a global real estate service provider and one of the FTSE 250.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") is an NYSE-listed real estate developer and property manager primarily in China and recently in other countries. In China, the Company develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi'an, Suzhou, among others. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. The Company aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.

Ms. May Shen

Investor Relations Director

Tel: +86 (10) 8588-9376

Email: irteam@xyre.com

ICR, LLC

William Zima

In U.S.: +1 646-308-1472

In China: +86 (10) 6583-7511

Email: william.zima@icrinc.com